The Belmont Bancorp.
1996 Annual Report

Corporate Profile

  Belmont Bancorp. (the Corporation) is a $334 million bank holding company, incorporated in Ohio. Belmont National
Bank, a wholly-owned subsidiary of the Corporation, is an FDIC-insured, federally chartered commercial bank.

  The Bank delivers a comprehensive range of financial products and services to individuals, families, businesses and corporations through eleven full service offices and two drive-up service locations. Belmont National Bank's primary market areas for its consumer, commercial, trust and investment services are Belmont, Harrison, Tuscarawas and Jefferson counties in Ohio, and Marshall and Ohio counties in West Virginia.

Financial Highlights
                   (unaudited) (000's except per share data)
                                            1996        1995        % change
            Net income                      $  5,002    $  4,206    18.9%
Operating   Return on average assets           1.49%       1.35%
results     Return on average common equity   19.55%      18.90%
            Return on average total equity    19.05%      18.42%

Per         Net income                      $   2.34    $   1.95    20.0%
common      Dividend                           0.600       0.475    26.3%
share       Book value at year-end             12.93       11.43    13.1%

At          Total assets                    $333,903    $317,279     5.2%
year-       Total loans                      188,783     159,957    18.0%
end         Total deposits                   261,539     246,850     6.0%
            Total shareholders' equity        27,332      25,164     8.6%

Liquidity   Average common equity
and          to average total assets           7.51%       7.02%
capital     Average total equity
ratios       to average total assets           7.81%       7.34%
            Tier one capital ratio            12.43%      13.07%
            Total risk-based capital ratio    13.68%      14.32%
            Leverage ratio                     7.93%       7.39%
            Dividend payment ratio            26.59%      25.77%

From Management

  We are pleased to report that we have just concluded the most successful year in the 150 year history of Belmont
Bancorp. Performance improvement was shown in nearly every meaningful area of measurement over our record results in 1995. Our accomplishments are particularly noteworthy in light of an unanticipated $397,000 bill from the U.S.
Government (which we will explain in a moment) and the cost associated with the unparalleled geographic expansion of your Corporation.

     Belmont Bancorp. continues to experience double digit income growth. Net income for 1996 was a record $5,002,000 after recognition of a $397,000 pre-tax charge during the third quarter for a special federal government assessment to capitalize the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation (FDIC). This "onetime" expense on about 30% of our deposits relates back to our 1992 purchase of three offices of a savings and loan in Tuscarawas County. Without this charge, earnings would have been $5,264,000 or $2.46 per share for 1996 compared to $4,206,000 for 1995, representing a 25.2% increase.
Earnings per share were $2.34 for 1996 versus $1.95 for the prior year. Our compounded annual earning per share growth rate over the past five years is now 22.74%, which compares very favorably with noted growth companies such as Intel, Banc One, Hewlett-Packard and Microsoft.

     Also noteworthy was our return on average equity and our return on average assets. Return on average equity increased to 19.55% from 18.90% in 1995. Return on average assets increased to 1.49% from 1.35% in 1995. Without the SAIF charge, the return on average equity and the return on average assets would have been 20.59% and 1.57%, respectively. Total shareholders' equity for 1996 increased 8.6% to $27,332,000 from $25,164,000.

From Management

  In 1996, our loan portfolio grew 18% to $188,783,000 while maintaining outstanding asset quality. Nonperforming assets as a percentage of total assets decreased to just 0.08% of total assets compared to 0.24% in 1995, while nonperforming assets as a percentage of allowance for loan losses was only 8.98% versus 27.93% in the prior year. Additionally, our allowance for possible loan loss as a percentage of total loans decreased slightly to 1.67% from 1.69% in the prior year.

     Our 150th year of service to families, businesses and communities was an exciting and busy one. During the year we moved Belmont National Bank headquarters to Wheeling, West Virginia and celebrated the opening of our first and second West Virginia office in the Woodsdale and Elm Grove areas of Wheeling. Our Elm Grove Office offers express drive-up service and 24-hour ATM banking, and both West Virginia offices feature extended banking hours. Construction began on our newest Ohio facility, the Plaza West Solution Center in St. Clairsville, and we committed to opening an office in the new Imperial Plaza located in Bellaire, Ohio. Both locations will be fully operational during the second quarter of 1997 with extended banking hours, including express drive-up service and 24-hour ATM banking. By the end of the first quarter of 1997, we will also provide the Ohio communities of Bridgeport and Cadiz with 24-hour ATM banking service.

  Our aggressive approach to providing customers with new and innovative financial solutions and additional electronic banking convenience took another form as well in 1996. If you are a computer user with internet access, we now have an interactive web site designed to help our customers plan for retirement, plan and finance the education of children, purchase a new home and much more from the comfort of their home or office. Please stop by and visit us on the World Wide Web at www.belmontbank.com.

  This annual report is dedicated to each and every Belmont National Bank customer, some of whom are depicted on its cover as well as profiled within the annual report. We are grateful for the opportunity to be your financial partner... to work with you through your constantly changing needs in your lifelong pursuit of financial well-being and security. Our objective is to bring order and expertise to the process of understanding and evaluating the rapidly expanding and complex financial services options you face throughout your life.

  We extend our sincerest appreciation to all the officers and staff of the Corporation, and the Board of Directors whose dedication and hard work make Belmont Bancorp. and Belmont National Bank one of the top banking organizations in the country.

  And, as always, we thank our shareholders across the country who have shown confidence and trust in the leadership of your Corporation. We pledge to you our continuing best effort and look forward to providing you with another prosperous year.

J. Vincent Ciroli, Jr.  Terrence A. Lee
President & CEO         Chairman

A Customer Profile

Planning For Their Children's Education
During one of our visits with John and Vickie Miller, it become clear to us, their financial partner, that the education of their two young daughters was an important objective. It wasn't until recently that John managed to pay off his old student loans. If possible, they want the kids to avoid a similar burden of enormous college debt.

Our first step was to provide John and Vickie with an estimate of future tuition, room and board at a state university based on each child's current age. Fortunately, at birth the Millers had set up college savings accounts for each daughter and were periodically depositing money. Based on this information, we calculated the amount that would be available for each child, factoring in the balance, deposits, the interest rate and years until college.

Our work with the Millers validated a concern which John had expressed early in our discussions-the goal was not realistic based on their present efforts. Together, over time, we have explored a number of specific actions designed to help reach the objective: 1) Establish a set amount to be automatically transferred from the family checking account to each college fund savings account on payday. 2) For the funds already saved, pursue long-term investments which provide a greater rate of return. 3) Ask relatives, who normally give each child a Christmas present, to help fund the college fund by making the gift a monetary one.

Through our brokerage services, John and Vickie Miller are now investing in quality "blue chip" stocks for their daughters' education and have weekly deposits into the college fund savings. As their financial partner, we will meet with the Millers periodically to make sure we are doing everything possible to help them reach this important goal.

A Customer Profile

Preparing For Retirement
With the pressures of raising children, retirement thoughts had never been a discussion for Doug and Alice Gibson...
until now. The kids are grown and on their own; Alice is back to work, using her pay to invest in certificates of deposit. The last time Alice was in, she mentioned retirement savings and concerns about future financial security. As their financial partner, we offered to work with the Gibsons to help them understand what is needed to live in retirement and what their financial resources will be based on their current savings habits.

Since our brief conversation about a month ago, we have met with Doug and Alice twice. Fortunately, they have some time, about a dozen years, and two incomes to help support the cost of meeting retirement goals. During our first meeting, we discussed the collaborative effort required by both partners-the Gibsons and Belmont National Bank.

The Gibsons helped us establish a snapshot of their financial situation, to know what assets were already available: Doug's 401(k) plan, other savings, investments and life insurance, their home and other personal property, as well as, amounts owed-mortgage, car loans, etc. We also put the Gibsons in touch with the Social Security Administration to obtain their Personal Earnings and Benefit Estimate Statement.

Since then, we completed a net worth and cash flow analysis and estimated what the Gibsons will need to maintain their lifestyle, factoring in live expectancy and inflation. The Gibsons were delighted when we then presented a no-cost way to increase their retirement funding and lower federal and state income tax using Doug's 401(k) plan plus IRA's for Doug and Alice. Now, with greater confidence in reaching financial security, the Gibsons are looking forward to their next visit with their financial partner to discuss specific IRA investment options.

A Customer Profile

Growing Your Own Business
The pressures of owning a business in today's competitive environment can be an imposing task for even the most skilled owner. Rodney Strong, owner of River City Tool and a successful, machine tool manufacturer, was in the middle of a crisis that impacts most growth businesses. His company was increasing annual sales at 20% and his customer base was expanding in size and geography. Unfortunately, his cash flow was not keeping pace with his sales. Mr.
Strong was facing a dilemma which, if not dealt with, could permanently cripple his business.

River City Tool has been our customer since its birth by Mr. Strong in 1989. At that time, he used an equipment loan and a second mortgage on his home to finance the start-up. He was familiar with our high level of expertise in dealing with his business and has come to rely on the bank. Now, he was coming to us with what he thought was an embarrassing, unique problem-running out of money as his business grew.

Our meeting with Mr. Strong was frank and open as he explained the problem and suggested he had no solutions within his company. As his financial partner, our solution was both quick and effective. We provided for his immediate short-term cash flow needs and also designed and implemented a cash management system that allowed him to quickly collect and monitor his customer accounts.

The solution provided an operating line of credit tied to account receivables and an electronic cash collection mechanism to accelerate cash flow despite the growing geographic diversity of his customers. The most important result of the bank designed system is Rodney Strong now devotes more time in serving his customers, and less time worrying about his company's cash flow.

Mr. Strong knew Belmont National Bank provided quality service and business loans. Now he knows what many of our customers have come to realize-we provide financial solution for their complex problems.

 Belmont Bancorp. and Subsidiaries

Summarized Quarterly Financial Information
(Unaudited) ($000's except per share data)
                            First     Second    Third     Fourth
                            Quarter   Quarter   Quarter   Quarter
1996
Interest income             $6,150    $6,331    $6,576    $6,444
Interest expense             2,849     3,058     3,201     3,019
Net interest income          3,301     3,273     3,375     3,425
Provision for credit losses    150       105       105       105
Security gains (losses)        229         4        34       129
Net overhead                 1,423     1,557     1,897     1,650
Income before income taxes   1,957     1,615     1,407     1,799
Income taxes                   548       450       324       454
Net income                  $1,409    $1,165    $1,083    $1,345
Net income per common share $ 0.66    $ 0.54    $ 0.50    $ 0.64
1995
Interest income             $5,898    $5,763    $5,955    $5,838
Interest expense             2,746     2,648     2,791     2,742
Net interest income          3,152     3,115     3,164     3,096
Provision for credit losses    400       300       200       250
Security gains (losses)        127        37        18      (80)
Net overhead                 1,510     1,391     1,377     1,662
Income before income taxes   1,369     1,461     1,605     1,104
Income taxes                   363       363       385       222
Net income                  $1,006    $1,098    $1,220    $  882
Net income per common share $ 0.46    $ 0.51    $ 0.57    $ 0.41
1994
Net income                  $  641    $  792    $1,135    $  666
Net earnings per common
share                       $ 0.29    $ 0.37    $ 0.53    $ 0.30

Belmont Bancorp. and Subsidiaries

Consolidated Five Year Summary of Operations
For the Years Ending December 31, 1996, 1995, 1994, 1993,
1992 (Unaudited) ($000's except per share data)
                        1996       1995      1994      1993       1992
Interest income         $  25,501  $ 23,454  $ 19,715  $ 16,789   $ 14,717
Interest expense           12,127    10,927     8,807     8,616      8,082
Net interest income        13,374    12,527    10,908     8,173      6,635
Provision for credit
losses                        465     1,150       805       577        405
Net interest income
 after provision
 for credit losses         12,909    11,377    10,103     7,596      6,230
Securities and trading
gains (losses)                396       102      (63)       943        323
Other operating income      1,861     1,683     1,290     1,193        966
Operating expenses          8,388     7,623     7,069     6,757      5,107
Income before income
taxes                       6,778     5,539     4,261     2,975      2,412
Income taxes                1,776     1,333     1,027       406        574
Net income              $   5,002  $  4,206  $  3,234  $  2,569   $  1,838
Earnings per common
share (1)               $    2.34     $1.95  $   1.49  $   1.18   $   0.85
Cash dividend declared
per share (1)           $   0.600  $  0.475  $  0.378  $  0.331   $  0.324
Book value per common
share (1)               $   12.93  $  11.43  $   9.09  $   8.68   $   7.84
Total loans             $ 188,783  $159,957  $147,096  $125,232   $113,977
Total assets              333,903   317,279   312,963   267,505    267,332
Total deposits            261,539   246,850   255,923   243,232    245,743
Total shareholders'
equity                     27,332    25,164    20,214    19,355     17,565
(1) Restated for stock dividends paid during 1994 and 1995.

Belmont Bancorp. and Subsidiaries

Consolidated Balance Sheets
For the Years Ended December 31, 1996 and 1995 ($000's)
Assets                                           1996           1995
Cash and due from banks                          $   10,948     $   10,175
Federal funds sold                                   24,450              -
Securities available for sale (at market value)      78,728        112,109
Securities held to maturity (market value of
 $19,302 - 1996; and $23,758 - 1995)                 19,299         23,726
Loans                                               188,783        159,957
Less allowance for possible loan losses             (3,153)        (2,703)
   Net loans                                        185,630        157,254
Premises and equipment, net                           7,260          5,090
Other real estate owned                                  66            579
Accrued income receivable                             1,921          2,150
Other assets                                          5,601          6,196
   Total assets                                  $  333,903     $  317,279
Liabilities and Shareholders' Equity
Liabilities
Non-interest bearing deposits:
  Demand                                         $   29,232     $   26,494
Interest bearing deposits:
  Demand                                             40,569         27,193
  Savings                                            80,961         78,883
  Time                                              110,777        114,280
Total deposits                                      261,539        246,850
Securities sold under repurchase agreements           8,280         14,539
Short-term borrowings                                10,000         24,126
Long-term debt                                       19,676          4,802
Accrued interest on deposits and other borrowings       664            661
Other liabilities                                     6,412          1,137
   Total liabilities                                306,571        292,115
Shareholders' Equity
Preferred stock - authorized 90,000 shares with           -              -
no par value; issued and outstanding, none
Senior cumulative preferred stock - authorized,           -          1,000
issued and outstanding no shares and 10,000
shares with a $100 par value at December 31, 1996
and 1995, respectively
Common stock -  $0.50 par value, 8,900,000 shares
 authorized, 2,115,476 issued                         1,057          1,057
Surplus                                               7,781          7,781
Treasury stock (832 shares)                             (8)            (8)
Retained earnings:
  Unappropriated                                     17,820         14,148
  Appropriated for contingencies                        850            850
  Net unrealized gain (loss) on securities
  available for sale                                  (168)            336
   Total shareholders' equity                        27,332         25,164
   Total liabilities and shareholders' equity    $  333,903     $  317,279

The accompanying notes are an integral part of the financial statements.
Belmont Bancorp. and Subsidiaries

Consolidated Statements of Income
For the Years Ended December 31, 1996, 1995 and 1994
($000's)

Interest Income                      1996        1995        1994
Loans and lease financing:
  Taxable                            $   15,905  $  13,924   $   11,499
  Tax-exempt                                329        288          190
Investment securities:
  Taxable                                 7,660      7,638        6,714
  Tax-exempt                              1,251      1,424        1,209
Dividends                                   175        133           98
Interest on trading securities                -          -            1
Interest on federal funds sold              181         47            4
Total Interest income                    25,501     23,454       19,715

Interest Expense
Deposits                                  9,386      9,022        7,865
Short-term borrowings                     2,741      1,905          942
Total interest expense                   12,127     10,927        8,807
Net interest income                      13,374     12,527       10,908
Provision for Possible Loan Losses          465      1,150          805
Net interest income
after provision
for possible loan
losses                                   12,909     11,377       10,103

Non-lnterest Income
Trust fees                                  502        413          341
Service charges on deposits                 660        555          527
Other operating income                      699        715          422
Investment securities gains (losses)        396        102         (64)
Trading gains (losses)                        -          -            1
Total non-interest income                 2,257      1,785        1,227

Non-lnterest Expense
Salary and employee benefits              3,436      3,357        2,946
Net occupancy expense of premises           686        552          533
Equipment expenses                          817        764          618
Other operating expenses                  3,449      2,950        2,972
Total non-interest expense                8,388      7,623        7,069
Income before income taxes                6,778      5,539        4,261

Income Taxes                              1,776      1,333        1,027
Net income                           $    5,002      4,206   $    3,234

Weighted - Average Number of Shares
Outstanding                           2,114,644  2,114,644    2,114,524
Earnings Per Common Share            $     2.34  $    1.95   $     1.49

The accompanying notes are an integral part of the financial statements.
Belmont Bancorp. and Subsidiaries

Consolidated Statements of Shareholders' Equity
For the Years Ended December 31, 1996, 1995 and 1994
($000's)
                                                                                              Unrealized
                                                                                              Gain (Loss)
                                                              Retained Earnings               on Securities
                               Preferred    Common            Unappro-   Appro-     Treasury  Available
                                   Stock     Stock  Surplus   priated    priated    Stock     for Sale
Balance, December 31, 1993      $  1,000  $  2,749  $  3,647   $ 11,122  $   850    $  (13)  $      -
Effect of adopting SFAS 115            -         -         -          -        -          -         6
10% Common stock dividend
 at fair market value                  -       274     1,413    (1,687)        -          -         -
25% Common stock dividend
 at par value                          -       754         -      (754)        -          -         -
1994 Net income                        -         -         -      3,234        -          -         -
Cash dividends declared:
  Preferred stock                      -         -         -       (80)        -          -         -
  Common stock ($.378 per share)       -         -         -      (799)        -          -         -
  Cash paid in lieu-stock
  dividends                            -         -         -       (10)        -          -         -
  Change in unrealized loss-
 securities available for sale         -         -         -          -        -          -   (1,498)
Sale of treasury stock                 -         -         1          -        -          5         -

Balance, December 31,1994       $  1,000  $  3,777  $  5,061   $ 11,026  $   850    $   (8)  $(1,492)
Transfer to surplus resulting
 from change in par value of
 common stock                          -   (3,248)     3,248          -        -          -         -
2 for 1 stock split                    -       528     (528)          -        -          -         -
1995 Net income                        -         -         -      4,206        -          -         -
Cash dividends declared:
 Preferred stock                       -         -         -       (80)        -          -         -
 Common stock (per share $.475)        -         -         -    (1,004)        -          -         -
Change in unrealized gain (loss)
 securities available for sale         -         -         -          -        -          -     1,828

Balance, December 31, 1995      $  1,000  $  1,057  $  7,781   $ 14,148  $   850    $   (8)  $    336
1996 net income                        -         -         -      5,002        -          -         -
Cash dividend declared:
 Preferred stock                       -         -         -       (61)        -          -         -
 Common stock (per share $.60)         -         -         -    (1,269)        -          -         -
Redemption of preferred stock    (1,000)         -         -          -        -          -         -
Change in unrealized gain
 (loss)- securities
 available to sale                     -         -         -          -        -          -     (504)
Balance, December 31, 1996      $      -  $  1,057  $  7,781   $ 17,820  $   850    $   (8)  $  (168)

The accompanying notes are an integral part of the financial statements.

Belmont Bancorp. and Subsidiaries

Consolidated Statements of Cash Flows
For the Years Ended December 31, 1996, 1995 and 1994
($000's)
Operating Activities                                      1996       1995       1994
 Net income                                               $   5,002  $    4,206 $   3,234
 Adjustments to reconcile net income to net cash flows
  provided (used) by operating activities:
   Provision for loan losses                                    465       1,150       805
   Depreciation and amortization expense                        674         601       519
   Amortization of investment security premiums               1,469       1,123     1,877
   Accretion of investment security discounts and
   interest recorded on zero-coupon securities                (358)       (305)     (403)
   Investment securities (gains) losses                           1          11        10
   Trading (gains) losses                                         -           -       (1)
   (Gains) losses on securities available for sale            (397)       (113)        55
   Proceeds from sale of securities held in trading acct          -           -     1,517
   Purchase of securities for trading account                     -           -   (1,516)
   Loss (gain) on sale of fixed assets                            6          23         2
   Gain on sale of loans                                       (72)       (136)      (23)
   Loss (gain) on sale of other real estate owned                65           -       (1)
   (Increase) decrease in interest receivable                   229        (17)     (420)
   Increase in interest payable                                   3          71       137
   Others, net                                                6,130        (65)     1,859
   Net cash provided (used) by operating activities          13,217       6,549     7,651
Investing Activities
  Net increase in federal funds sold                       (24,450)           -         -
  Proceeds from maturities and calls of investment
  securities                                                    1,859      12,154     3,207
  Purchase of securities available for sale                (99,267)   (106,839)  (26,052)
  Purchase of investment securities                               -     (2,321)  (47,621)
  Proceeds on sale of securities available for sale         110,808      85,414    16,198
  Principal collected on mortgage-backed securities          22,930      19,405    29,434
  Net increase in loans and leases, net of charge-offs     (38,756)    (23,491)  (25,486)
  Proceeds on sale of loans                                   9,874      10,816     2,104
  Loans purchased                                                 -        (94)         -
  Recoveries on loans previously charged-off                     47          67        55
  Proceeds from sale of other real estate owned                 514           -        84
  Purchase of premises and equipment                        (2,859)     (1,071)     (711)
  Proceeds from sale of fixed assets                              8           4         1
   Net cash provided by (used in) investing activities     (19,292)     (5,956)  (48,787)
Financing Activities
  Net increase (decrease) in deposits                        14,689     (9,073)    12,691
  Net increase (decrease) in repurchase agreements          (6,259)       5,803     5,027
  Net increase (decrease) in short-term borrowings         (14,126)     (2,636)    26,762
  Proceeds from the issuance of long-term debt               15,125       4,805         -
  Payments on long-term debt                                  (251)         (3)         -
  Dividends paid on common and preferred stock              (1,330)     (1,084)     (889)
  Redemption of preferred stock                             (1,000)           -         -
  Sale of treasury stock                                          -           -         6
   Net cash provided by (used in) financing activities        6,848     (2,188)    43,597
Increase (Decrease) in Cash and Cash Equivalents                773     (1,595)     2,461
Cash and Cash Equivalents at Beginning of Year               10,175      11,770     9,309
Cash and Cash Equivalents at End of Year                  $  10,948      10,175 $  11,770

The accompanying notes are an integral part of the financial statements.
Belmont Bancorp. and Subsidiaries

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 1996, 1995 and 1994
($000's)
1.   Summary of Significant Accounting Policies

The accounting and reporting policies and practices of the corporation are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The more significant of these policies and practices are summarized below.

Nature of Operations: Belmont Bancorp. provides a variety of banking services to individuals and businesses through the branch network of its wholly-owned subsidiary, Belmont
National Bank (BNB). BNB operates eleven full-service banking facilities located in Belmont, Harrison, and Tuscarawas Counties in Ohio, and Wheeling, West Virginia.

Principles of Consolidation: The consolidated financial statements include the accounts of Belmont Bancorp. and its wholly-owned subsidiaries, Belmont National Bank and Belmont Financial Network, Inc. Material intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Held to Maturity Securities: These securities are purchased with the original intent to hold to maturity and events which may be reasonably anticipated are considered when determining the corporation's intent and ability to hold to
maturity.   Securities meeting such criteria at date of
purchase and as of the balance sheet date are carried at cost, adjusted for amortization of premiums and accretion of discounts.

Available for Sale Securities: Debt and equity securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at market value with net unrealized gains and losses, net of tax, reflected as a component of shareholders' equity until realized. Securities held for indefinite periods of time include securities that may be sold to meet liquidity needs or in response to significant changes in interest rates or prepayment risks as part of the corporation's overall asset/liability management strategy.

Trading Securities:  Trading securities are held for resale
within a short period of time and are stated at market
value.   Trading gains and losses include the net realized
gain or loss and market value adjustments of the trading account portfolio.

Income Recognition:   Income earned by the corporation and
its subsidiaries is recognized principally on the accrual basis of accounting. Certain fees, principally service, are
recognized as income when billed.   The subsidiary bank
suspends the accrual of interest when, in management's opinion, the collection of all or a portion of interest has
become doubtful.   Generally, when a loan is placed on
nonaccrual, the bank charges all previously accrued and unpaid interest against income. In future periods, interest will be included in income to the extent received only if complete principal recovery is reasonably assured.

The corporation adopted the provisions of Statement of Financial Accounting Standards No.114 and No.118, "Accounting for Creditors for Impairment of a Loan." It is the corporation's policy not to recognize interest income on specific impaired loans unless the likelihood of future loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Since the adoption of SFAS Nos. 114 and 118, the corporation had no loans which management has determined to be impaired.

The corporation defers and amortizes loan fees and related origination costs. These fees and costs are amortized into interest or other income over the estimated life of the loan using a method which approximates the interest method.

Direct Financing Leases:   The leasing operation of the
corporation consists of the leasing of various types of equipment under leases classified as direct financing leases. Interest and service charges, net of initial direct costs, are deferred and reported as income in decreasing amounts over the term of the lease so as to provide an approximate constant yield on the outstanding principal balance.

Allowance For Loan Losses: The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions.
Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization.
Provisions for depreciation and amortization are computed generally using the straight line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight line basis over the lease period.

When units of property are disposed of, the premises and equipment accounts are relieved of the cost and the accumulated depreciation related to such units. Any resulting gains or losses are credited to or charged against income. Costs of repairs and maintenance are charged to expense as incurred. Major renewals and betterments are capitalized at cost.

Other Real Estate: Real estate acquired in satisfaction of indebtedness is recorded at the lesser of the loan balance prior to foreclosure, plus certain costs incurred for improvements to the property, or fair value less estimated selling costs of the property.

Earnings Per Common Share: Earnings per common share are calculated based on net income after preferred dividend requirements and the weighted average number of shares of common stock outstanding during the year.

Stock Split and Stock Dividends: On February 2, 1994, the corporation distributed 76,672 shares of common stock in connection with a 10% stock dividend. On July 22, 1994, the corporation distributed 211,275 shares of common stock in connection with a 25% stock dividend.

On February 21, 1995, the corporation declared a two-for-one stock split, which was effected in the form of a 100% stock dividend to shareholders of record on May 1, 1995, and paid on May 8, 1995.

On April 18, 1995, shareholders approved a change in the par value of the corporation's common stock to $0.50 per share from $3.57 per share. Shareholder approval was also received to increase the number of shares of common stock authorized to 8,900,000.

Excess of Cost Over Net Assets Acquired: The excess of cost over net assets of branches purchased in 1991 is being amortized on the straight line method over ten years. The excess of cost over net assets of branches purchased in 1992 is being amortized on the straight line method over a five to eight year period for the portion allocated to the core deposit base and ten years for the remaining excess. The unamortized balances at December 31, 1996 and 1995, were $1,092,000 and $1,508,000, respectively. Amortization charged to expense was $415,000 in each of the three years in the period ended December 31, 1996.

Reclassifications: Certain prior year amounts have been reclassified to conform with current year presentation.
2.   Changes in Accounting Policies

On January 1, 1994, the corporation adopted Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires entities to classify debt and equity securities as either held to maturity, available for sale, or trading securities. Under SFAS No. 115, held to maturity securities are recorded at amortized cost; whereas available for sale securities and trading securities are carried at market value. SFAS No. 115 further requires that unrealized gains and losses on available for sale securities be reported, net of tax, as a separate component of shareholders' equity. Adoption of SFAS No. 115 had no effect on 1994 earnings.

In November, 1995, the Financial Accounting Standards Board issued implementation guidance on SFAS No. 115. In accordance with this guidance, the corporation reassessed the appropriateness of the classifications of all securities. As a result, securities with an amortized cost of $56,490,000 and unrealized loss of $95,000 were transferred from the held to maturity category to the available for sale category in December 1995.

3.  Investment Securities

The  estimated market value of investment securities are as
follows at December 31:
                                                        1996                                          1995
                                    -------------------------------------------- -----------------------------------------------
                                                Gross      Gross       Estimated             Gross      Gross        Estimated
                                     Amortized  Unrealized Unrealized  Market    Amortized   Unrealized Unrealized   Market
                                     Cost       Gains      Losses      Value     Cost        Gains      Losses       Value
Securities held to maturity:
U.S. Treasury securities and
 obligations of U.S. Government
 corporations and agencies           $2,264       $  -       $   (94)    $ 2,170   $  2,269    $    -     $  (65)      $  2,204
Obligations of states and
 political subdivisions               4,812        131           (58)      4,885      5,034       127        (78)         5,083
 Mortgage-backed securities          12,223        121           (97)     12,247     16,423       147        (99)        16,471
  Total held to maturity            $19,299       $252       $  (249)    $19,302   $ 23,726    $  274     $ (242)      $ 23,758
Securities available for sale:
U.S. Treasury securities and
 obligations of U.S. Government
 corporations and agencies           $4,098       $  -       $   (40)    $ 4,058   $ 12,697    $   66     $     -      $ 12,763
Obligations of states and
 political subdivisions               9,618         19           (93)      9,544     18,162       296        (86)        18,372
Mortgage derivative securities       22,776        104          (477)     22,403      9,180       256        (58)         9,378
Mortgage-backed securities           39,223        412          (179)     39,456     69,315       466       (431)        69,350
  Total debt securities              75,715        535          (789)     75,461    109,354     1,084       (575)       109,863
Equity securities                     3,267          -              -      3,267      2,246         -           -         2,246
  Total available for sale          $78,982       $535       $  (789)    $78,728   $111,600    $1,084     $ (575)      $112,109

The amortized cost and estimated market value of investment securities at December 31, 1996, by contractual maturity, follow. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                    Securities             Securities
                                Held to Maturity        Available for Sale
                                           Estimated               Estimated
                                Amortized    Market     Amortized   Market
                                Cost         Value      Cost        Value
Due in one year or less         $    31      $    33    $   500     $   502
Due after one year
through five years                3,637        3,558      4,273       4,233
Due after five years
through ten years                     -            -          -           -
Due after ten years               3,408        3,464      8,943       8,867
Mortgage-backed securities       12,223       12,247     39,223      39,456
Mortgage derivative securities        -            -     22,776      22,403
Equity securities                     -            -      3,267       3,267
          Total                 $19,299      $19,302    $78,982     $78,728

At December 31, 1996 and 1995, the mortgage derivative securities consist solely of collateralized mortgage obligations (CMO), including one principal-only CMO with a book value of $169,000 and an estimated fair market value of $126,000 at December 31, 1996, and a book value of $267,000 and an estimated fair market value of $209,000 at December 31, 1995. At December 31, 1996, securities held to maturity include a U.S. Government Agency structured note with a carrying value of $2,264,000 and an estimated market value of 2,170,000. At December 31, 1995, securities held to maturity include a U.S. Government Agency structured note with a carrying value of $2,269,000, and an estimated market value of $2,204,000; securities available for sale include two U.S. Government Agency structured notes with a carrying value of $1,931,000 and an estimated market value of $1,997,000.

Sales and write-downs of investment securities resulted in
the following:
                              1996        1995      1994
Proceeds from sales           $110,808    $85,414   $16,198
Gross gains                        745        464        31
Gross losses                     (346)      (352)      (86)
Losses on securities called        (3)       (26)       (9)
Gains on securities called           -         16         -

All securities sold were classified as available for sale at the time of sale. There were no transfers of securities between classifications, except for those discussed in Note
2.

Assets carried at $26,724,000 and $39,149,000 at December
31, 1996 and 1995, respectively, were pledged to secure
United States Government and other public funds, and for other purposes as required or permitted by law.

4.   Loans and Allowance for Possible Loan Losses

Loans outstanding at December 31 are as follows:
                                                 1996        1995
Real estate-construction                         $  1,327    $  1,530
Real estate-mortgage                               71,715      69,999
Real estate-secured by nonfarm,
nonresidential property                            25,954      28,744
Commercial, financial and agricultural             76,035      46,055
Obligations of political subdivisions in the U.S.   4,519       4,477
Installment and credit card loans to individuals    9,233       9,149
Direct financing leases                                 -           3
Loans receivable                                 $188,783    $159,957

The bank discontinues accruing interest income on loans and leases when, in the opinion of management, the collectibility of such interest appears doubtful. Non-accruing loans and leases amounted to $143,000 and $162,000 at December 31, 1996 and 1995, respectively. The after-tax effect of the interest that would have been accrued on these loans was $7,000 in 1996 and $5,000 in 1995.

The following is an analysis of loan activity to directors,
executive officers, and their associates (see Note 13):
                                   1996      1995
Balance previously reported        $6,800    $4,904
New loans during the year           2,760     4,097
                  Total             9,560     9,001
Less repayments during the year     1,748     2,201
Balance, December 31               $7,812    $6,800

Activity  in the allowance for loan losses is summarized  as follows:
                                                   December 31
                                          1996        1995        1994
Balance at beginning of year              $2,703      $1,537      $1,617
Additions charged to operating expense       465       1,150         805
Recoveries on loans previously
 charged-off                                  47          67          55
                Total                      3,215       2,754       2,477
Loans charged-off                             62          51         940
Balance at end of year                    $3,153      $2,703      $1,537

The entire allowance represents a valuation reserve which is available for future charge-offs.

5.   Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization, as follows:

                                                            Original
                                         December 31        Useful Life
                                        1996      1995      Years
Land and land improvements              $ 1,161   $ 1,009
Buildings                                 5,546     3,534   30 - 50
Furniture, fixtures and equipment         4,890     4,272    5 - 12
Leasehold improvements                      377       373    5 - 20
             Total                       11,974     9,188
Less accumulated depreciation
 and amortization                         4,714     4,098
Premises and equipment, net             $ 7,260   $ 5,090

Charges to operations for depreciation and amortization approximate $674,000, $601,000, and $519,000 for 1996, 1995, and 1994, respectively.

6.   Deposits

The distribution of the bank's deposits at December 31, 1996 and 1995, are as follows:
                                                     1996                                             1995
                                Non-                                            Non-
                                interest                                        interest
                                Bearing             Interest Bearing            Bearing             Interest Bearing
                                Demand       Demand      Savings      Time      Demand      Demand      Savings     Time
Individuals, partnerships
 and Corporations               $13,020      $40,569     $80,961      $105,878  $12,422     $27,193     $78,883     $110,258
U.S. Government                     285            -           -             -      272           -           -            -
States and political
 subdivisions                    14,705            -           -         4,899   12,124           -           -        4,022
Other depository
 institutions in the U.S.             -            -           -             -        -           -           -            -
Certified, officers' checks,
 travelers cheques, etc.          1,222            -           -             -    1,676           -           -            -
          Total                 $29,232      $40,569     $80,961      $110,777  $26,494     $27,193     $78,883     $114,280

6.   Deposits (continued)

Time deposits include certificates of deposit issued in denominations of $100,000 or more which amounted to $13,133,000 at December 31, 1996, and $11,877,000 at
December 31, 1995. A maturity distribution of time certificates of deposit of $100,000 or more follows:

                                                 1996       1995
Due in three months or less                      $ 3,247    $ 3,626
Due after three months through six months          2,125      3,303
Due after six months through twelve months         4,667      3,312
Due after one year through five years              2,074      1,327
Due after five years                               1,020        309
Total                                            $13,133    $11,877

7.   Federal Funds Purchased and Securities Sold Under
Repurchase Agreements

Federal funds purchased and securities sold under agreements to repurchase represent primarily overnight borrowings. However, as of December 31, 1996, BNB had two repurchase agreements outstanding with maturities from twelve to twenty-four months. For all repurchase agreements, the securities underlying the agreements were under BNB's control. Information related to these borrowings is summarized below:

                                         1996         1995         1994
Securities sold under
repurchase agreements:

Balance at year end                      $ 8,280      $14,539      $8,736
Average during the year                  $11,529      $17,669      $8,210
Maximum month-end balance                $21,362      $24,012      $9,653
Weighted average rate during the year      4.86%        4.82%       3.56%
Rate at December 31                        3.07-        3.05%       4.93%
                                           4.69%
Federal funds purchased:
 Balance at year end                     $     -      $     -      $4,500
 Average during the year                 $ 1,132         $700      $  397
 Maximum month-end balance               $ 5,338      $     -      $4,500
Weighted average rate during the year      5.61%        6.87%       4.43%
 Rate at December 31                           -            -       6.25%

At December 31, 1996, BNB also had available additional credit totaling $30 million under a repurchase agreement-based cash management advance agreement, all of which was unused. This agreement will expire on August 22, 1997.

8.   Short-Term Borrowings

Short-term borrowings consist of advances from the Federal
Home Loan Bank of Cincinnati. Advances are made under agreements which allow for maximum borrowings of $30,000,000. Advances can be made at fixed or variable rates of interest. Collateral for the advances consists of residential mortgage loans and shares of stock of the Federal Home Loan Bank of Cincinnati. Information related to these borrowings at December 31, 1996 and 1995, is summarized below:

                                        1996       1995
Balance at year end                     $10,000    $24,126
Average balance during the year         $11,222    $11,790
Maximum month-end balance               $27,352    $29,796
Weighted average rate during the year     5.59%      5.54%
Interest rate at December 31              5.45%      6.15%
Collateral:
 Residential mortgage loans             $15,000    $36,190
 Federal Home Loan Bank stock            $2,959    $ 1,844

9. Long-Term Debt
Long-term debt consists of advances from the Federal Home Loan Bank of Cincinnati. Fixed-rate, single payment loans totaling $14,000,000 and $4,000,000 at December 31, 1996 and
1995, respectively, mature in 1997 and 1998 with interest rates ranging from 5.4% to 7.0%. Fixed-rate, amortizing loans totaling $5,676,000 and $802,000 at December 31, 1996 and 1995, respectively, reach final maturity in years 1998 through 2015, with interest rates ranging from 5.55% to 6.95%. The loans are secured by residential mortgage loans with a carrying value of $29,514,000 and $7,203,000 at December 31, 1996 and 1995, respectively, and Federal Home Loan Bank Stock.

Scheduled principal payments on long-term debt in each of the five years subsequent to December 31, 1996, are as follows:

1997      $ 2,662
1998      $12,703
1999      $   634
2000      $   674
2001      $   670

10.  Income Tax
The components of applicable income taxes are as follows:

                        1996       1995       1994
Currently payable       $1,910     $1,726     $  880
Deferred                 (134)      (393)        147
      Income tax        $1,776     $1,333     $1,027

The following temporary differences gave rise to the deferred tax asset at December 31, 1996 and 1995:

                                             1996      1995
Allowance for loan losses                    $  923    $  770
Interest on non-accrual loans                     4         9
Unrealized (gains) losses on investments        105     (145)
Deferred loan origination fees                   11        19
Deferred compensation and liability
for future employees benefits                    85        81
Intangible assets                               283       216
Premises and equipment due to
 differences in depreciation                  (132)     (121)
Direct finance leases                          (86)      (86)
Federal Home Loan Bank
 stock dividends                              (141)      (84)
 Total deferred tax assets                   $1,052    $  659

A reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

                                  1996             1995             1994
                            Amount    Percent Amount   Percent  Amount Percent
Tax at statutory rate       $2,305    34.0    $1,883    34.0    $1,449   34.0
Reductions in taxes
 resulting from:
  Tax exempt interest
  on investments
   and  loans                (537)   (7.9)     (582)  (10.5)     (476) (11.2)
  Excess of tax loss over
  book gains on
   investment  securities     (37)   (0.6)      (22)   (0.4)         -     -
  Earnings on life
   insurance policies         (39)   (0.6)      (33)   (0.6)      (18) (0.4)
Non-deductible
 interest expense               78     1.2        75     1.4        64   1.5
Others - net                     6     0.1        12     0.2         8   0.2
  Actual tax expense        $1,776    26.2    $1,333    24.1    $1,027  24.1

The bank has available $623,000 in capital loss carryforwards which will expire in 1998.

11.  Employee Benefit Plans

The corporation has a profit-sharing retirement plan which includes all full-time employees who have reached the age of twenty-one and have completed a least one year of service. Each participant can elect to contribute to the plan an amount not to exceed 10% of their salary. The plan provides for an employer matching contribution on the first 4% of the participant's elective contribution. In addition to the matching contribution, the plan provides for a discretionary contribution to be determined by the bank's
Board of Directors.

Total pension expense for 1996, 1995, and 1994 was $234,000, $242,000, and $180,000, respectively.

In addition to providing the profit-sharing plan, Belmont Bancorp. sponsors two defined benefit postretirement plans that cover both salaried and nonsalaried employees.
Employees must be fifty-five years old and have ten years of service to qualify for both plans. One plan provides medical and dental benefits, and the other provides life insurance benefits. The postretirement health care plan is contributory, with retiree contributions adjusted annually; the life insurance plan is noncontributory. On January 1, 1993, Belmont Bancorp. adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employer's
Accounting for Postretirement Benefits Other than Pensions." The statement requires the accrual of the expected cost of providing postretirement benefits to employees and certain dependents during the years that an employee renders service.

The following table sets forth the plan's combined funded status reconciled with the amount shown in the corporation's balance sheet at December 31:

                                                         1996   1995
Accumulated post-retirement benefit obligation:
 Retirees                                                $ 44   $  42
   Fully eligible active plan participants                 30      50
    Other active plan participants                         54      53
                                                          128     145
 Plan assets at fair value                                  -       -
   Accumulated post-retirement benefit
   obligation in excess of plan assets                    128     145
 Unrecognized net gain (loss) from past
  experience different from that assumed
  and from changes in assumptions                           6    (26)
Prior service cost not yet recognized
  in expense                                               14      38
 Unrecognized transition obligation                         -    (12)
   Accrued post-retirement benefit cost
      in the balance sheet                               $148   $ 145

The Corporation's post-retirement health care plan is underfunded. The accumulated post-retirement benefit obligation and plan assets for that plan are $128,000 and $-
0-, respectively at December 31, 1996, and $145,000 and $-0-respectively at December 31, 1995.

Post-retirement expense includes the following components:
                                        1996    1995     1994
Service cost                            $   6   $   4    $  6
Interest cost on accumulated
  post-retirement benefit obligation       10      10      10
 Net amortization and deferral           (10)    (11)     (5)
 Post-retirement expense                $   6   $   3    $ 11

The annual assumed rate of increase in the per capita cost of covered benefits for 1997 is 11.0% for medical benefits and 8.5% for dental benefits (compared to 11.5% and 8.5% for 1996 for the respective benefits). The rates are assumed to decrease gradually to 5.5% (for medical in 2005 and for dental in 2003), and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996, by $4,000, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 by $1,000.
The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7%. The long-term inflation rate assumed was 4%.

12.  Leases

The subsidiary bank utilized certain bank premises and equipment under long-term leases expiring at various dates.
In certain cases, these leases contain renewal options and generally provide that the corporation will pay for insurance, taxes and maintenance.

As of December 31, 1996, the future minimum rental payments required under noncancelable operating leases with initial terms in excess of one year are as follows:

                                        Operating Leases
 Year ending December 31,
  1997                                  $112
  1998                                    59
  1999                                    42
  2000                                    42
  2001                                    44
 Thereafter                              212
   Total minimum lease payments         $511

Rental expense under operating leases approximated $129,000 in 1996, $86,000 in 1995, and $83,000 in 1994.

13.  Related Party Transactions

Certain directors and executive officers and their associates were customers of, and had other transactions with, the subsidiary bank in the ordinary course of business in 1996 and 1995. The outstanding balance of all loans to the related parties was $7,812,000 and $6,800,000 at December 31, 1996 and 1995, respectively. All loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.

14.  Financial Instruments with Off-Balance-Sheet Risk

The subsidiary bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the corporation has in particular classes of financial instruments.

The corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The following represents financial instruments whose
contract amounts represent credit risk at December 31:
                                   Contract Amount
                                   1996      1995
Commitments to extend credit       $20,827   $16,021
Standby letters of credit              859       866
Commitments to purchase
when-issued securities               5,500         -

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the corporation upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing properties.

Standby letters of credit are conditional commitments issued by the corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Of the standby letters of credit, $294,000 expire in 1997, while the remaining $565,000 expire in various years through 2005. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

15.  Concentrations of Credit Risk

The subsidiary bank extends commercial, consumer, and real estate loans to customers primarily located in Belmont, Harrison, and Tuscarawas Counties in Ohio and Ohio County, West Virginia. While the loan portfolios are diversified, the ability of the borrowers to meet their contractual obligations partially depends upon the general economic condition of Southeastern Ohio and the Northern Panhandle of West Virginia.

16.  Limitations on Dividends

The approval of the Comptroller of the Currency is required to pay dividends if the total of all dividends declared by a national bank in any calendar year exceeds the total of its retained net profits of the preceding two years. Under this formula, the bank can declare dividends in 1997 without approval of the Comptroller of the Currency of approximately $7,700,000 plus an additional amount equal to the bank's net profit for 1997 up to the date of any such dividend declaration. The subsidiary bank is the primary source of funds to pay dividends to the shareholders of Belmont Bancorp.

17.  Other Operating Expenses

Other operating expenses include the following:
                                  1996     1995     1994
Taxes other than payroll
and real estate                   $  395   $  287   $  228
Supplies and printing                301      295      262
Insurance, including
Federal Deposit Insurance            567      430      616
Data processing                       71       64      281
Advertising                          101      159      102
Amortization of intangibles          415      415      415
Other (individually less than
1% of total interest income)       1,599    1,300    1,068
Total                             $3,449   $2,950   $2,972

18.Restrictions on Cash

The subsidiary bank is required to maintain an average reserve balance with the Federal Reserve Bank. The average amounts of the reserve balance for the years ended December
31, 1996 and 1995, were $3,095,000 and $1,724,000, respectively.

19.  Cash Flow Information

The corporation's policy is to include cash on hand and amounts due from banks in the definition of cash and cash equivalents.

Cash payments for interest in 1996, 1995, and 1994 were $12,124,000, $10,856,000, and $8,670,000, respectively.
Cash payments for income taxes for 1996, 1995, and 1994 were $1,733,000, $1,740,000, and $1,030,000, respectively.

20.  Preferred Stock

On October 2, 1992, the corporation issued 10,000 shares of $100 par value, non-voting, senior cumulative preferred stock with dividends payable quarterly in an amount equal to $8 per annum. All of the shares were redeemed in the year ended December 31, 1996.

21.  Regulatory Matters

The subsidiary bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk, weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notifications from the Office of the Comptroller of the Currency categorized the bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since those notifications that management believes have changed the institution's category.

                                                                    To Be Well
                                                                    Capitalized Under
                                                 For Capital        Prompt Corrective
                                   Actual        Adequacy Purposes  Action Provisions
                              Amount    Ratio    Amount    Ratio    Amount   Ratio
As of December 31, 1996:
Total Capital                $28,368    13.4%   $16,917     8.0%  $ 21,146   10.0%
(to Risk Weighted Assets)
Tier I Capital               $25,718    12.2%    $8,458     4.0%  $ 12,687    6.0%
(to Risk Weighted Assets)
 Tier I Capital              $25,718     7.7%   $13,357     4.0%  $ 16,696    5.0%
 (to Average Assets)

22.  Fair Value of Financial Statements

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In
that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and,in many cases, could not be realized in immediate settlements of the instruments. Statement 107 excludes certain
financial instruments and all nonfinancial instruments from its disclosure requirements. In addition, the value of long-term relationships with depositors and other customers is
not reflected.   The value of these items is significant.
Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the corporation.

The following methods and assumptions were used in estimating fair values of financial instruments as disclosed herein:

Cash and Cash Equivalents: For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities and Securities Held for Sale: For debt securities, derivative instruments and marketable equity securities held for investment purposes and for sale, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans: For certain homogeneous categories of loans, such as some residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities: The fair value of demand deposits, savings accounts, and certain money market deposits is the
amount payable on demand at the reporting date.   The fair
value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-Term Borrowings: These liabilities represent primarily overnight borrowings and debt maturing within ninety days of issuance with interest rates adjusted weekly.
Accordingly, the carrying amount is a reasonable estimate of fair value.

Long-Term Debt: The fair values of long-term debt are estimated using discounted cash flow analyses based on the corporation's current incremental borrowing rates for similar types of borrowing arrangements.

The estimated fair values as of December 31 for the
corporation's financial instruments are as follows:
                                                 1996                     1995
                                         Carrying    Estimated    Carrying    Estimated
                                         Amount      Fair Value   Amount      Fair Value
Financial assets:
Cash  and  federal funds sold            $ 35,398    $ 35,398     $ 10,175    $ 10,175
Securities  available  for sale            78,728      78,728      112,109     112,109
Securities held to  maturity               19,299      19,302       23,726      23,758
Loans, net                                185,630     188,755      157,254     160,186
Financial liabilities:
Deposits                                  261,539     261,602      246,850     247,255
Repurchase agreements                       8,280       8,280       14,539      14,539
Short-term borrowings                      10,000      10,000       24,126      24,126
Long-term debt                             19,676      17,808        4,802       4,864

23.  Condensed Parent Company Financial Statements

Presented below are the condensed balance sheets, statements of income, and statements of cash flows for Belmont Bancorp.

Balance Sheets
                                               1996        1995
Assets
 Cash                                          $   101     $    23
 Investment in subsidiaries
  (at equity in net assets)                     26,535      24,485
 Equity securities                                 120         120
 Advances to subsidiaries, net                     429         398
 Prepaid taxes                                       4         158
 Other assets                                      422           -
            Total Assets                       $27,611     $25,184
Liabilities
 Accrued dividends                             $     -       $  20
 Accrued taxes                                      23           -
 Deferred compensation                             256           -
       Total liabilities                           279          20
 Shareholders' Equity
 Preferred stock                                     -           -
 Senior cumulative preferred stock                   -       1,000
 Common stock                                    1,057       1,057
 Capital surplus                                 7,781       7,781
 Treasury stock-832 shares                         (8)         (8)
 Retained earnings-appropriated                    850         850
      Retained earnings-unappropriated          17,820      14,148
 Net unrealized gain (loss) on
  securities available for sale                  (168)         336
  Total shareholders' equity                    27,332      25,164
   Total Liabilities and Shareholders' Equity  $27,611     $25,184

Statements of Income
                                          1996        1995      1994
Operating Income
 Dividends from subsidiaries              $2,479      $1,084    $    879
 Other income                                 19          10          10
  Total income                             2,498       1,094         889
Operating Expenses                          (67)        (59)        (33)
  Income before income tax
  and equity in undistributed
  income of subsidiaries                   2,431       1,035         856
Income Tax Credit                             18          18           8
Equity in Undistributed Income
 of Subsidiaries                           2,553       3,153       2,370
  Net Income                              $5,002      $4,206      $3,234

Statements of Cash Flows
                                                   1996         1995       1994
Operating Activities
 Net income                                        $  5,002     $  4,206   $  3,234
 Adjustments to reconcile net income to
  net cash provided by operating activities:
  Undistributed earnings of affiliates              (2,553)      (3,153)    (2,370)
   Changes in operating assets and liabilities:
        Prepaid taxes                                   153         (10)      (148)
     Accrued expenses and dividends                     259            -      (166)
         Other assets                                 (422)            -          -
     Net cash provided by
     operating activities                             2,439        1,043        550

Investing Activities
  Payments (to) from subsidiaries                      (31)        (253)        539
 Investment purchases                                     -         (60)          -
 Net cash provided (used) by
 investing activities                                  (31)        (313)        539

Financing Activities
   Cash paid for fractional shares                        -            -       (10)
 Sale of treasury stock                                   -            -          5
 Redemption of preferred stock                      (1,000)            -          -
 Dividends                                          (1,330)      (1,084)      (879)
 Net cash used by financing activities              (2,330)      (1,084)      (884)

Increase  (Decrease) in Cash & Cash Equivalents          78        (354)        205
Cash and Cash Equivalents at Beginning of Year           23          377        172
Cash and Cash Equivalents at End of Year           $    101     $     23   $    377

Supplemental disclosures:

The Corporation made income tax payments of $1,733,000, $1,740,000, and $1,030,000 in 1996, 1995, and 1994,
respectively. These payments represented income tax payments for the Corporation and its consolidated subsidiaries.

The Corporation incurred no interest expense in 1996, 1995 or 1994.

Belmont Bancorp. and Subsidiaries

Opinion of Independent Certified Public Accountants
Board of Directors
Belmont Bancorp.
St. Clairsville, Ohio

We have audited the accompanying consolidated balance sheets of Belmont Bancorp. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 1996.
These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Belmont Bancorp. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of its operations, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 1996, in conformity and with generally accepted accounting principles.

As discussed in Note 2 to the Consolidated Financial
Statements, in 1994, Belmont Bancorp. changed its method of accounting for debt and equity securities.

S. R. Snodgrass A. C.
Wheeling, West Virginia
January 24, 1997

Belmont Bancorp. and Subsidiaries
Report on Management's Responsibilities

Management of Belmont Bancorp. is responsible for the accurate and objective preparation of the consolidated financial statements and the estimates and judgements upon which certain financial statements are based. Management is also responsible for preparing the other financial information included in this annual report. In our opinion, the financial statements on the preceding pages have been prepared in conformity with generally accepted accounting principles and other financial information in this annual report is consistent with the financial statements.

Management is also responsible for establishing and maintaining an adequate internal control system which encompasses policies, procedures and controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of the financial reporting process and the financial statements generated therefrom.
The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived therefrom.

The systems and controls and compliance therewith are reviewed by an extensive program of internal audits and by our independent auditors. Their activities are coordinated to obtain maximum audit coverage with a minimum of duplicate effort and cost. The independent auditors have access to all internal audit work papers. Management believes the system of internal control effectively meets its objectives of reliable financial reporting.

The Board of Directors pursues its responsibility for the quality of the Corporation's financial reporting primarily through its Audit Committee which is comprised solely of outside directors. The Audit Committee meets regularly with management, the internal auditor and independent auditors to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls, accounting and financial reporting. The internal auditor and independent auditors have full and free access to the Audit Committee.

J. Vincent Ciroli, Jr.
President and Chief Executive Officer
Belmont Bancorp.
Belmont National Bank

William Wallace
Vice President, Belmont Bancorp.
Executive Vice President and
Chief Operating Officer
Belmont National Bank

Jane R. Marsh
Secretary, Belmont Bancorp.
Senior Vice President
Controller and Cashier
Belmont National Bank

Belmont Bancorp. and Subsidiaries

Consolidated Average Balance Sheets
For the Years Ended December 31, 1996, 1995 and 1994 (Fully
Taxable Equivalent Basis) (000's)
                                                 1996                            1995                            1994
                                   Average                Average  Average                  Average  Average               Average
                                   Out-        Revenue/   Yield/   Out-         Revenue/    Yield/   Out-        Revenue/  Yield/
                                   standing    cost       Rate     standing     cost        Rate     standing    cost      Rate
Assets
Interest earning assets
  Loans  and leases                $174,445    $16,389    9.39%    $152,502     $14,347     9.41%    $134,952    $11,779   8.73%
 Securities
  Taxable                           115,070      7,828    6.80%     113,409       7,768     6.85%     114,468      6,810   5.95%
  Exempt from income taxes           23,403      1,802    7.70%      25,689       2,062     8.03%      21,866      1,746   7.98%
 Trading account assets                   -          -        -           -           -        -%         138          1    .72%
 Federal funds sold                   3,409        181    5.31%         805          47     5.84%         130          4   3.08%
   Total interest earning assets    316,327     26,200    8.28%     292,405      24,224     8.28%     271,554      20,340  7.49%
Cash and due from banks               9,328                           8,448                             8,275
Other assets                         14,229                          12,927                            12,014
Market value appreciation
 (depreciation) of securities
 available for sale                   (767)                           (731)                             (860)
Allowance for possible loan loss    (2,928)                         (2,139)                           (1,427)
       Total Assets                $336,189                        $310,910                          $289,556

Liabilities
Interest bearing liabilities
 Interest checking                 $ 38,576    $ 1,225    3.18%     $25,953    $    614     2.37%    $ 26,764     $   581  2.17%
 Savings                             79,341      2,423    3.05%      78,679       2,359     3.00%      95,655       2,850  2.98%
 Other time deposits                111,657      5,738    5.14%     121,329       6,049     4.99%      99,660       4,434  4.45%
 Other borrowings                    50,274      2,741    5.45%      34,665       1,905     5.50%      21,217         942  4.44%
   Total interest bearing liabilit  279,848     12,127    4.33%     260,626      10,927     4.19%     243,296       8,807  3.62%
Demand deposits                      27,878                          25,819                            24,797
Other liabilities                     2,199                           1,632                             1,583
   Total liabilities                309,925                         288,077                           269,676

Shareholders' Equity                 26,264                          22,833                            19,880
   Total Liabilities and
   Shareholders' Equity            $336,189                        $310,910                          $289,556

Net interest income margin
 on a taxable equivalent basis                  14,073    4.45%                  13,297     4.55%                  11,533  4.25%

Net interest rate spread                                  3.95%                             4.09%                          3.87%

Interest bearing liabilities to
 interest earning assets                                 88.47%                            89.13%                         89.59%

Fully taxable equivalent basis computed at effective federal tax rate of 34%.
Average loan balances include nonperforming loans.

Belmont Bancorp. and Subsidiaries

Analysis of Net Interest Income Changes
For the Years Ended December 31, 1996, 1995 and 1994 (Fully
Taxable Equivalent Basis) (000's)
                                 1996 Compared to 1995                 1995 Compared to 1994
                            Volume   Yield    Mix      Total      Volume   Yield    Mix       Total
Increase (decrease) in
 interest income
 Loans and leases           $2,064   $ (20)   $ (2)    $2,042     $1,532   $  917   $  119    $ 2,568
 Securities
  Taxable                      114     (53)     (1)        60       (63)    1,031     (10)        958
  Exempt from income taxes   (183)     (84)       7     (260)        305        9        2        316
 Trading account assets          -        -       -         -        (1)      (1)        1        (1)
 Federal funds sold            152      (4)    (14)       134         21        4       18         43
  Total interest income
  change                     2,147    (161)    (10)     1,976      1,794    1,960      130      3,884
Increase (decrease) in
 interest expense
 Interest checking             299      210     102       611       (18)       52      (1)         33
 Savings                        20       44       -        64      (506)       18      (3)      (491)
 Other time deposits         (482)      186    (15)     (311)        964      535      116      1,615
 Short-term borrowings         858     (15)     (7)       836        597      224      142        963
  Total interest expense
  change                       695      425      80     1,200      1,037      829      254      2,120
Increase (decrease) in
 net interst income on a
 taxable equivalent basis   $1,452   $(586)   $(90)    $  776     $  757   $1,131   $(124)    $ 1,764
(Increase) decrease in
taxable equivalent
adjustment                                                 71                                   (145)
Net interest income change                             $  847                                 $ 1,619

Belmont Bancorp. Directors

John A. Belot
President,
Walden Industries, Inc.

J. Vincent Ciroli, Jr.
President and Chief Executive Officer,
Belmont Bancorp. and Belmont National Bank

John H. Goodman, II
Realtor, President, Goodman Group, Inc.

Mary L. Holloway Haning
Teacher,
Mount DeChantal Visitation Academy

Charles J. Kaiser, Jr.
Attorney-at-Law, Partner,
Phillips, Gardill, Kaiser and Altmeyer

Terrence A. Lee
Chairman,
Belmont Bancorp. and Belmont National Bank;
CPA, Partner, Lee & Associates

Dana J. Lewis
President, Zanco Enterprises, Inc.

James R. Miller
President,
New Philadelphia Fan Company

W. Quay Mull, II
Chairman, Mull Industries, Inc.

Samuel A. Mumley
Executive Secretary,
Ohio Valley Athletic Conference

Tom Olszowy
Independent Insurance Agent,
Tom Olszowy Insurance Agency

Keith A. Sommer
Attorney, Partner,
Sommer, Liberati & Hoffman

William Wallace
Vice President, Belmont Bancorp.;
Executive Vice President and
Chief Operating Officer,
Belmont National Bank

Charles A. Wilson, Jr.
Vice Chairman, Belmont Bancorp.
and Belmont National Bank;
President, Wilson Funeral & Furniture Co.

Belmont Bancorp. Officers

Terrence A. Lee
Chairman

Charles A. Wilson, Jr.
Vice Chairman

J. Vincent Ciroli, Jr.
President and Chief Executive Officer

William Wallace
Vice President

Jane R. Marsh
Secretary

Belmont National Bank Officers

Terrence A. Lee
Chairman

Charles A. Wilson, Jr.
Vice Chairman

J. Vincent Ciroli, Jr.
President and Chief Executive Officer

William Wallace
Executive Vice President and Chief Operating Officer

Jane R. Marsh
Senior Vice President, Controller and Cashier

Robert A. Brown
Vice President, Marketing
and Product Development Manager

J. Douglas Cash
Vice President and Regional Manager

Gerald J. Elliott
Vice President and Compliance Officer

Larry G. Gibbs
Vice President & Trust Officer

Logan B. Sturgeon
Vice President & Senior Trust Officer

Belmont Financial Network, Inc.

J. Vincent Ciroli, Jr.            Jane R. Marsh
Chairman and President            Secretary and Treasurer

William Wallace
Vice President

Belmont Investment and Financial Services,Inc.

J. Vincent Ciroli, Jr.                            William Wallace
President and Chief Executive Officer             Vice President,
                                                  Secretary and Treasurer

Belmont National Bank Locations

Bridgeport Office
325 Main Street
Bridgeport, OH  43912
(614) 635-1142

Cadiz Office
657 Lincoln Avenue
Cadiz, OH  43907
(614) 942-4664

Elm Grove Office
2066 National Road
Wheeling, WV 26003
(304) 243-6570

Jewett Office
318 East Main Street
Jewett, OH  43986
(614) 946-2411

Lansing Office
55160 National Road
Lansing, OH  43934
(614) 635-1454

New Philadelphia Office
152 North Broadway
New Philadelphia, OH  44663
(330) 343-5518

Ohio Valley Mall Office
Ohio Valley Mall
St. Clairsville, OH  43950
(614) 695-9926

St. Clairsville Office
154 West Main Street
St. Clairsville, OH  43950
(614) 695-3323

Schoenbrunn Office
2300 East High Avenue
New Philadelphia, OH  44663
(330) 339-9200

Shadyside Office
4105 Central Avenue
Shadyside, OH  43947
(614) 671-9346

Woodsdale Office
980 National Road
Wheeling, WV  26003
(304) 233-9691

Wabash Avenue Drive-In Office
525 Wabash Avenue
New Philadelphia, OH  44663

Corporate Information

Stock Listing           Belmont Bancorp.'s common  stock  is
                        listed on The Small-Cap Market  of
                        NASDAQ under  the  symbol BLMT.  The
                        Transfer Agent is Registrar and
                        Transfer Company, 10 Commerce Drive,
                        Cranford, New Jersey 07016, telephone
                        1-800-368-5948.

Annual Shareholders'    All shareholders are invited to attend
Meeting                 Belmont Bancorp.'s annual meeting to be
                        held at Belmont National Bank, 100 Plaza
                        Drive, St. Clairsville, Ohio, on Monday,
                        April 21, 1997, at 11 a.m.

Dividend Payment        Subject to approval of the  board  of
                        directors, dividends are paid on Belmont
                        Bancorp.'s common stock on or about the
                        28th day of March, June, September and December.

Automatic Dividend      Through the corporation's  Automatic
Reinvestment Plan       Dividend Reinvestment Plan, shareholders
                        may elect to reinvest dividends, and invest optional cash payments of up to $1,500 per quarter, in additional shares of Belmont Bancorp.'s common stock at the market value. To join the plan, please write to Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey
                        07016, or call 1-800-368-5948.

Form 10-K               Upon written  request of any shareholder
                        on record on December 31, 1996, the
                        Corporation will provide, without charge, a copy of its 1996 Annual Report on Form 10-
                        K, including financial statements and
                        schedules, as required to be filed with the Securities and Exchange Commission. To obtain a copy of Form 10-K, contact Ms. Teri Walters,
                        Administrative Officer, Belmont Bancorp., 325
                        Main Street, Bridgeport, OH 43912.

Inquiries               Inquiries, comments and suggestions concerning Belmont
                        Bancorp. are welcome. Individual shareholders, analysts and institutional investors should contact Ms. Jane
                        Marsh, Secretary, at 1-614-695-3323 or 1-800-542-0174.

Equal Employment        Belmont Bancorp. is committed to providing equal
                        employment opportunities to every employee and every applicant for employment, regardless of, but not limited to such factors as race, color, religion, sex, national origin, age, familial or marital status, ancestry, citizenship, sexual orientation, veteran status or being a qualified individual with a disability.

Belmont Bancorp.
325 Main Street
Bridgeport, OH 43912
(614) 695-3323